UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     Citigroup Alternative Investments Trust
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                                (Name of Issuer)

                          Shares of Beneficial Interest
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                         (Title of Class of Securities)

                                    17309H104
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                                 (CUSIP Number)

   Lisa Noecker, PPD, 3151 S. 17th Street, Wilmington NC 28412 (910) 251-0081
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

Brian Tuttle, Controller, PPD
3151 S. 17th Street, Wilmington NC 28412

                               September 18, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 17309H104                                       Page 2 of [o] Pages
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      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                APBI Finance Corporation
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)
                (a) |_|
                (b) |_|
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      3         SEC USE ONLY

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                SOURCE OF FUNDS (See Instructions)
      4
                WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

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      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
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                                      7      SOLE VOTING POWER

                                             3,042,382.617
                              -------------------------------------------------
           NUMBER OF
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY        -------------------------------------------------
            OWNED BY                         SOLE DISPOSITIVE POWER
              EACH                    9
           REPORTING                         3,042,382.617
             PERSON           -------------------------------------------------
              WITH                            SHARED DISPOSITIVE POWER
                                      10
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,042,382.617
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                   |_|
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                35.4%
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      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
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



Item 1.  Security and Issuer.

The class of equity security to which this statement relates is shares of beneficial interest, of Citigroup Alternative Investment Trust, a Delaware Trust (the "Issuer"). The addresses of the principal executive offices of the Issuer are:
      C/O Citigroup Alternative Investments
      731 Lexington Avenue, 26th Floor
      New York, NY 10022


Item 2.  Identity and Background.


(a)-(c). The Reporting Person is APBI Finance Corporation, a Delaware corporation, whose principal business is serving as the investment and financing company for its parent company, Pharmaceutical Product Development, Inc. The principal business address is 3151 South 17th Street, Wilmington, NC 28412. Certain information with respect to the executive officers and directors of the Reporting Person is set forth on SCHEDULE A attached hereto.

(d). Not applicable.

(e). Not applicable.


Item 3.  Source and Amount of Funds or Other Considerations.

$30,500,000 of working capital of the Reporting Person, including applicable placement fee.

Item 4.  Purpose of Transaction.

All of the shares reported herein were acquired for short term cash investment purposes. The Reporting Person retains the right to change its investment intent, from time to time, to acquire additional shares of the Issuer, or to sell or otherwise dispose of all or part of the securities of the Issuer beneficially owned by them, in any manner permitted by law. Neither the Reporting Person nor any or its executive officers or directors has any agreement which would be related to or would result in any of the matters described in Items 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.

                   (a) See the information contained on the cover pages to this
Schedule 13D which is incorporated herein by reference.

                   (b) See the information contained on the cover pages to this
Schedule 13D which is incorporated herein by reference.

                   (c) Not applicable.

                   (d) Not applicable.

                   (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 29, 2006                               APBI Finance Corporation


                                                 /s/ B. Judd Hartman
                                                 -------------------------------
                                                 Name: B. Judd Hartman
                                                 Title:   Secretary

                                   Schedule A
                                   ----------

                            APBI Finance Corporation

         Set forth below is the name and business address of each executive officer and director of APBI Finance Corporation. Each such person is a citizen of the United States of America.

Name                                    Title                Address
----                                    -----                -------
Fredric N. Eshelman                     Director/President   3151 S. 17th Street, Wilmington, NC 28412
Fred B. Davenport, Jr.                  Director/Vice        3151 S. 17th Street, Wilmington, NC 28412
                                        President/Asst.
                                        Secretary
Linda Baddour                           Treasurer            3151 S. 17th Street, Wilmington, NC 28412
Judd Hartman                            Secretary            3151 S. 17th Street, Wilmington, NC 28412
